Exhibit 99.4

PRESS RELEASE

Projects in Uganda & Tanzania: TotalEnergies Entrusts Lionel
Zinsou with a Mission to Assess the Land Acquisition Program

Paris, January 4, 2024 – Patrick Pouyanné, Chairman and CEO of TotalEnergies, has entrusted Lionel Zinsou, a recognized expert in African economic development, with a mission to assess the land acquisition program carried out in Uganda and Tanzania as part of the Tilenga and EACOP (East African Crude Oil Pipeline) projects, and the socio-economic development initiatives accompanying this program.

As the land acquisition process draws to a close, this mission will evaluate the land acquisition procedures implemented, the conditions for consultation, compensation and relocation of the populations concerned, and the grievance handling mechanism. It will also assess the actions taken by TotalEnergies EP Uganda and EACOP to contribute to the improvement of the living conditions for the people affected by these land acquisitions and suggest additional measures to be implemented if needed.

The mission will submit its report by April 2024, and its conclusions will be shared with the Tilenga and EACOP project partners.

The Tilenga and EACOP projects include a land acquisition program covering some 6,400 hectares, carried out on behalf of the Ugandan and Tanzanian governments. This program concerns 19,140 households and communities owning or using plots of land and includes the relocation of 775 primary residences. To date, 98% of the households concerned have signed compensation agreements, 97% have received their compensation, and 98% of households to be relocated have taken possession of their new homes.

The Tilenga upstream development project in Uganda is carried out by TotalEnergies (56.67%, operator), CNOOC (28.33%) and UNOC (15%). Production from the oil fields in Uganda will be transported to the port of Tanga in Tanzania through the cross-border pipeline developed by the EACOP Company, whose shareholders are TotalEnergies (62%), UNOC (15%), TPDC (15%) and CNOOC (8%).

About Lionel Zinsou

Former student of the Ecole Normale Supérieure (ENS) and the London School of Economics, Lionel Zinsou taught at the University of Paris XIII, at the ENS and at the ENSAE. Prime Minister of the Republic of Benin in 2015-2016, he is recognized for his expertise and commitment to Africa’s economic development. Lionel Zinsou is founder and Managing Partner of SouthBridge, a consulting Company dedicated to the African continent with which TotalEnergies has already collaborated in the past on economic development issues.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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